# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOBUS MARITIME LTD, CIK 0001499780
CUSIP: Y27265126
Title of class of securities: Common Shares, par value US$0.004 per share
Address of issuer's principal executive offices: 128 VOULIAGMENIS AVENUE 3RD FL, 166 74 GLYFADA, ATHENS GREECE, Greece (J3), 00000
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0001994431
Persons authorized to receive notices and communications: Attn: Athanasios Feidakis, Agiou Nicholaou 79, Glyfada Attica, Greece (J3), 16674, 30 2109600123

## Reporting persons
- Goldenmare Ltd (CIK 0001994431): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,328,710; sole dispositive power 0; shared dispositive power 1,328,710; aggregate amount beneficially owned 1,328,710 (6.2% of the class)
  Comment: *Percentage calculation based on 21,582,301 Common Shares issued and outstanding.
- Athanasios Feidakis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 118; shared voting power 1,328,710; sole dispositive power 118; shared dispositive power 1,328,710; aggregate amount beneficially owned 1,328,828 (6.2% of the class)
  Comment: Percentage calculation based on 21,582,301 Common Shares issued and outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value US$0.004 per share
Name of issuer: GLOBUS MARITIME LTD
Address of issuer's principal executive offices: 128 VOULIAGMENIS AVENUE 3RD FL, 166 74 GLYFADA, ATHENS GREECE, Greece (J3), 00000
Comment: This Schedule 13D relates to the common shares, par value $0.004 per share (the "Common Shares"), of Globus Maritime Limited, a Marshall Islands corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Athens, Greece.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following:

Goldenmare Limited, a Marshall Islands corporation ("Goldenmare"); and

Athanasios Feidakis ("Mr. Feidakis," and together with Goldenmare, the "Reporting Persons"). Mr. Feidakis is the sole shareholder of Goldenmare.

The Reporting Persons may be deemed the beneficial owners of approximately 6.2% of the Issuer's outstanding Common Shares. Each Reporting Person disclaims beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

The Sole Director, President, Secretary and Treasurer of Goldenmare is Mr. Savvas Polydorou (the "Principal").
Residence or business address: The information set forth in Item 2(a) and Item 2(c) is hereby incorporated herein by reference. The principal business address of Goldenmare is Agiou Nicholaou 79, Glyfada Attica 16674 Greece. The principal business address of Mr. Feidakis is 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Athens, Greece. The principal business address of the Principal is 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus.
Present principal occupation or employment:
The information set forth in Item 2(a) and Item 2(b) is hereby incorporated herein by reference. Mr. Feidakis is the Chief Executive Officer, Chief Financial Officer, President and a director of the Issuer. The address of the Issuer is set forth in Item 1. The Issuer is an integrated dry bulk shipping company, providing marine transportation services on a worldwide basis, that owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally.

The principal business of Goldenmare is providing brokerage and shipping consultancy services.

The Principal is an attorney and he is partner at L Papaphilippou & Co LLC, a law firm, which law firm's address is at 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. To the knowledge of the Reporting Persons, the Principal does not directly own any Common Shares.
Criminal convictions in the last five years: The Reporting Persons and, to the best of each of their knowledge, the Principal, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons and, to the best of each of their knowledge, the Principal, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Feidakis is a citizen of Greece. Goldenmare Limited is a Marshall Islands corporation. The Principal is a citizen of Cyprus.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Goldenmare purchased an aggregate of 328,710 Common Shares for a total purchase price of $391,164. Funds for the purchase of these Common Shares were derived from available working capital of Goldenmare. Mr. Feidakis directly acquired 118 Common Shares through, to his knowledge, gifts or awards.

In August 2016, the Issuer entered into a shipping brokering and consultancy agreement (the "Consultancy Agreement") with Goldenmare, an affiliated company of Mr. Feidakis, for the purpose of providing shipping brokering and consulting services to the Issuer in connection with its international shipping and capital raising activities, including but not limited to assisting and advising the Company's Chief Executive Officer. Pursuant to the Consultancy Agreement, Goldenmare is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided thereunder and such bonus shall be determined by the Issuer's Remuneration Committee or the Board of Directors of the Issuer.

On November 26, 2025, Goldenmare was granted an 1,000,000 Common Shares under the Equity Incentive Plan (as defined below) and pursuant to the Stock Award Agreement dated November 26, 2025 between the Issuer and Goldenmare (the "Award Agreement") for past services provided. A copy of the Award Agreement is attached as Exhibit 99.2 and is incorporated by reference herein. The foregoing description of the Award Agreement is not complete and is qualified in its entirety to the full text of the Award Agreement, a copy of which is filed as an exhibit hereto.

None of the securities of the Issuer has been represented by funds or other consideration borrowed or otherwise obtained by the Reporting Persons for the purpose of acquiring, holding, trading or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Mr. Feidakis is the Chief Executive Officer, Chief Financial Officer, President and a director of the Issuer, and therefore may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any future decision of Mr. Feidakis to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

The Reporting Persons acquired the Common Shares, as described herein, for investment purposes, and to potentially acquire more Common Shares or dispose of them.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase of additional Common Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.

Mr. Feidakis regularly has discussions with officers of the Issuer, board members of the Issuer, and shareholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer's operations and financial condition or strategic transactions.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to the Issuer at any time in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Item 6 of this Schedule 13D are incorporated herein by reference.

As of December 3, 2025, Goldenmare may be deemed to beneficially own 1,328,710 Common Shares, which represent approximately 6.2% of Issuer's outstanding Common Shares, based on 21,582,301 Common Shares outstanding based on information received from the Issuer.

As of December 3, 2025, Mr. Feidakis may be deemed to beneficially own 1,328,828 Common Shares, which represent approximately 6.2% of Issuer's outstanding Common Shares, based on 21,582,301 Common Shares outstanding based on information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Goldenmare has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,328,710 Common Shares. Goldenmare has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,328,710 Common Shares.

Mr. Feidakis may be deemed to beneficially own 1,328,828 Common Shares held through Goldenmare, a company controlled by him. Mr. Feidakis has the sole power to vote or direct the vote of 118 Common Shares and the shared power to vote or direct the vote of 1,328,710 Common Shares. Mr. Feidakis has the sole power to dispose of or direct the disposition of 118 Common Shares and the shared power to dispose of or direct the disposition of 1,328,710 Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares, reported on this Schedule 13D) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a "group."

As of the date of this filing, the Principal may be deemed to be the beneficial owner of an aggregate of 1,328,710 Common Shares, with the shared power to vote and dispose of the Common Shares that Goldenmare owns.
Transactions in the class effected during the past sixty days: Other than as disclosed herein, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth above in this Item 5 and the Principal, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principal.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

Equity Incentive Plan

On March 13, 2024, the Issuer's board of directors adopted the Issuer's 2024 Equity Incentive Plan (the "Equity Incentive Plan"). The purpose of the Equity Incentive Plan is to provide the Issuer's officers, key employees, directors, consultants and service providers whose initiative and efforts are deemed to be important to the successful conduct of the Issuer's business, with incentives to (a) enter into and remain in the service of the Issuer or its subsidiaries or affiliates, (b) acquire a proprietary interest in the success of the Issuer, (c) maximize their performance and (d) enhance the long-term performance of the Issuer. The Equity Incentive Plan is filed as Exhibit 99.3 hereto and is incorporated herein by reference. The foregoing description of the Equity Incentive Plan is not complete and is qualified in its entirety to the full text of the Equity Incentive Plan, a copy of which is filed as an exhibit hereto.

Series B Preferred Shares

In addition to Common Shares, the Reporting Persons beneficially own 10,300 of the Issuer's Series B preferred shares, par value $0.001 per share. In June 2020, Goldenmare and the Issuer entered into a stock purchase agreement whereby the Issuer issued 50 of its Series B preferred shares, par value $0.001 per share, to Goldenmare in return for $150,000, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Issuer to Goldenmare pursuant to the Consultancy Agreement. In July 2020, Goldenmare and the Issuer entered into another stock purchase agreement whereby the Issuer issued an additional 250 of its Series B preferred shares to Goldenmare in return for $150,000, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Issuer to Goldenmare pursuant to the Consultancy Agreement. In addition, Goldenmare and the Issuer agreed to increase the maximum voting rights under the Series B preferred shares (as described below) from 49.0% to 49.99%. In March 2021, Goldenmare and the Issuer entered into another stock purchase agreement whereby the Issuer issued an additional 10,000 of its Series B preferred shares to Goldenmare in return for $130,000, which was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Issuer to Goldenmare pursuant to a Consultancy Agreement. Exhibits 99.5, 99.6 and 99.7 to this Schedule 13D are the three stock purchase agreements between the Issuer and Goldenmare pursuant to which the Series B preferred shares were issued, which are incorporated herein by reference. The foregoing descriptions of each stock purchase agreement is not complete and is qualified in its entirety to the full text of the relevant stock purchase agreement, a copy of each of which is filed as an exhibit hereto.

The following description of the characteristics of the Series B preferred shares is a summary and does not purport to be complete and is qualified by reference to the Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock, which is filed as Exhibit 99.4 hereto, and is incorporated herein by reference.

The Series B preferred shares have the following characteristics:

Voting. To the fullest extent permitted by law, each Series B preferred share entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Issuer, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Issuer. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.

Conversion. The Series B preferred shares are not convertible into common shares or any other security.

Redemption. The Series B preferred shares are not redeemable.

Dividends. The Series B preferred shares have no dividend rights.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Issuer, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Issuer.

Transferability. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors.

Proportional Adjustment. In the event the Issuer (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

Registration Rights Agreement

The Issuer and Goldenmare into a Registration Rights Agreement (the "Registration Rights Agreement") on November 26, 2025 pursuant to which the Issuer granted Goldenmare and its affiliates the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register for resale under the Securities Act of 1933, as amended, the Common Shares held by them and certain other equity securities. Under the Registration Rights Agreement, these persons have the right, once the Issuer becomes eligible to file a registration statement on Form F-3 or Form S-3, to cause the Issuer to file a "shelf" registration statements permitting resales of these securities on a delayed or continuing basis. Goldenmare has the right to demand that the Issuer conduct an underwritten offering or "shelf takedown" under these registration statements, subject to certain conditions. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by the Issuer, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to the registrations and indemnify Goldenmare against certain liabilities. The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety to the full text of the Registration Rights Agreement, a copy of which is filed as an exhibit hereto.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement dated December 3, 2025 between Athanasios Feidakis and Goldenmare Limited

Exhibit 99.2 - Stock Award Agreement dated November 26, 2025 between the Issuer and Goldenmare Limited

Exhibit 99.3 - Equity Incentive Plan of Globus Maritime Limited (incorporated by reference to Exhibit 2.4 to Globus Maritime Limited's Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

Exhibit 99.4 - Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock of Globus Maritime Limited dated July 27, 2020 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited's Report on Form 6-K (Reg. No. 001-34985) furnished on July 27, 2020)

Exhibit 99.5 - Stock Purchase Agreement dated June 12, 2020, between Globus Maritime Limited and Goldenmare Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited's Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 12, 2020)

Exhibit 99.6 - Stock Purchase Agreement dated July 27, 2020, between Globus Maritime Limited and Goldenmare Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited's Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 27, 2020)

Exhibit 99.7 - Stock Purchase Agreement dated March 2, 2021, between Globus Maritime Limited and Goldenmare Limited (incorporated by reference to Exhibit 4.58 to Globus Maritime Limited's Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 29, 2021)

Exhibit 99.8 - Registration Rights Agreement dated November 26, 2025 between Globus Maritime Limited and Goldenmare Limited

## Signatures
- Goldenmare Ltd: /s/ Savvas Polydorou, Savvas Polydorou / President (12/03/2025)
- Athanasios Feidakis: /s/ Athanasios Feidakis, Athanasios Feidakis (12/03/2025)